November 19, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tim Buchmiller / Russell Mancuso—Legal
   Jeanne Bennett / Brian Cascio—Accounting

Re:	CHP Merger Corp.
Registration Statement on Form S-1
Filed October 31, 2019, as amended
File No. 333-234413

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby joins in the request of CHP Merger Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:15 p.m. Washington D.C. time on November 21, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 1,800 copies of the Preliminary Prospectus dated November 18, 2019 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC,
as Representative of the Several Underwriters

By:	/s/ Brittany Collier
Name: Brittany Collier
Title: Executive Director

CREDIT SUISSE SECURITIES (USA) LLC,
as Representative of the Several Underwriters

By:	/s/ Niron Stabinsky
Name: Niron Stabinsky
Title: Managing Director

MORGAN STANLEY & CO. LLC,
as Representative of the Several Underwriters

By:	/s/ Bennett Schachter
Name: Bennett Schachter
Title: Managing Director

[Signature Page to Underwriters Acceleration Request Letter]